FTB ADVISORS, INC.

(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities:		
Net income	$	5,969,921
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		224,794
Deferred tax expense		348,689
Tax benefit reversals - stock-based compensation plan		5,476
Changes in:		
Receivables from brokers		57,617
Prepaid expenses and other assets		(1,940,841)
Pension liability		803,429
Accounts payable and accrued expenses		(244,287)
Due to/from FTBNA, net		(356,786)
Net cash provided by operating activities		4,868,012
Cash flows from investing activities:		
Purchases of furniture, equipment, and leasehold improvements		(120,557)
Net cash used in investing activities		(120,557)
Cash flows from financing activities:		
Tax benefit reversals - stock-based compensation plan		(5,476)
Net cash used in financing activities		(5,476)
Increase in cash and cash equivalents during the year		4,741,979
Cash and cash equivalents, beginning of year		35,556,138
Cash and cash equivalents, end of year	$	40,298,117
Supplemental Disclosures		
Total taxes paid to parent and taxing authorities	$	4,111,690

See accompanying notes to financial statements.